Sarah Clinton
T +1 617 951 7375
F +1 617 235 7312
sarah.clinton@ropesgray.com

July 10, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Larry L. Greene

Re:	Blackstone Alternative Investment Funds (the “Fund”)
File Nos. 811-22743 & 333-185238

Ladies and Gentlemen:

This letter provides the Fund’s response to comments on the Fund’s registration statement on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”), which was filed on June 28, 2013. The comments were provided by the staff of the Securities and Exchange Commission (“Staff”) to Sarah Clinton of Ropes & Gray LLP, counsel to the Fund, telephonically on July 2, 2013. The comments, together with the Fund’s responses, are set forth below.

1.	Please confirm that the boards of directors of the Fund’s wholly-owned subsidiaries will be signatories to the Fund’s registration statement.

Response: The Fund will seek to have the directors of the subsidiaries sign the signature page of the registration statement for which the Fund will request effectiveness and any amendments thereto.

2.	If an affiliate of the Fund will be providing securities lending services to the Fund, please provide information regarding potential conflicts that may arise in connection with the management of collateral.

Response: The Fund anticipates that it will contract with an unaffiliated third party to provide securities lending services.

3.	With respect to “Event-Linked Instrument Risk,” please disclose whether the events may be related to natural disasters, climate, or weather, the market for and liquidity of these instruments, and whether there are any limits on the types of such securities the Fund may acquire.

Response: The requested change has been made.

* * * * *

On behalf of the Fund, the we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Respectfully submitted,

/s/ Sarah Clinton

Sarah Clinton

cc:	Scott Sherman, Esq.
James Hannigan, Esq.
James E. Thomas, Esq.